UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

INFOBLOX INC.

(Name of Subject Company (Issuer))

DELTA HOLDCO, LLC

INDIA MERGER SUB, INC.

(Name of Filing Persons (Offerors))

DELTA TOPCO, LLC

VISTA EQUITY PARTNERS FUND VI, L.P.

(Name of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

45672H104

(CUSIP Number of Class of Securities)

David Breach

Delta Holdco, LLC

c/o Vista Equity Partners Management, LLC

Four Embarcadero Center, 20th Floor

San Francisco, CA 94111

(415) 655-6666

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Sarkis Jebejian

Joshua M. Zachariah

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,609,935,053	$186,592

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 56,186,235 shares of voting common stock, par value $0.0001 per share, at an offer price of $26.50 per share. The transaction value also includes (i) 774,000 shares issuable pursuant to outstanding stock option grants with an exercise price of less than $26.50 per share, which is calculated by (x) multiplying the number of shares underlying such options at each exercise price therefor by an amount equal to $26.50 minus such exercise price and (y) dividing such product by the offer price of $26.50 per share, (ii) 3,630,462 shares issuable upon settlement of restricted stock units multiplied by the offer price of $26.50 per share and (iii) 161,569 market stock units at target levels multiplied by the offer price of $26.50 per share. The calculation of the filing fee is based on information provided by Infoblox Inc. as of the close of business on September 15, 2016.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2017, issued August 31, 2016, by multiplying the transaction value by 0.00011590.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $186,592	Filing Party: Vista Equity Partners, Fund VI, L.P.
Form of Registration No.: Schedule TO	Date Filed: October 7, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) to the Tender Offer Statement on Schedule TO (together with this Amendment and any other amendments and supplements thereto, the “Schedule TO”) is being filed by (i) Delta Holdco, LLC, a Delaware limited liability company (“Parent”), (ii) India Merger Sub, Inc., a Delaware corporation and a wholly–owned subsidiary of Parent (“Purchaser”), (iii) Delta Topco, LLC, a Delaware limited liability company and the sole member of Parent (“Topco”), and (iv) Vista Equity Partners Fund VI, L.P., a Cayman Islands exempted limited partnership and the sole member of Topco (“VEPF VI”). This Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Infoblox Inc., a Delaware corporation (the “Company”), at a price of $26.50 per Share, net to the seller in cash without interest and less any applicable withholding taxes or deductions required by applicable law, if any, upon the terms and conditions set forth in the offer to purchase dated October 7, 2016 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 11.	Additional Information.

The disclosure set forth in the Offer to Purchase under Section 16 “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by inserting a new subsection titled “Stockholder Litigation” after the paragraph under the heading “General” and before the heading “State Takeover Laws” and inserting the following two paragraphs as the only two paragraphs under the new heading “Stockholder Litigation”:

“On October 10, 2016, Jamie Dorn, a purported stockholder of the Company, filed a putative stockholder class action complaint in the Court of Chancery of the State of Delaware against the individual members of the Board, captioned Jamie Dorn v. Jesper Andersen, et. al., Case No. 12817-VCG. On October 12, 2016, Thuan Lam, a purported stockholder of the Company, filed a similar putative stockholder class action complaint in the Court of Chancery of the State of Delaware against the individual members of the Board, captioned Thuan Lam v. Jesper Andersen, et. al., Case No. 12823-VCG. The complaints in these actions allege, among other things, that the members of the Board breached their fiduciary duties to the Company’s stockholders in connection with the Transactions, that the Transactions do not appropriately value the Company and were the result of a flawed sale process, that the Merger Agreement includes preclusive deal terms and that the Schedule 14D-9 omitted or misstated material information. The complaints seek, among other things, an order enjoining defendants from consummating the Transactions, money damages and an award of attorneys’ and experts’ fees. Because both actions are in their early stages, it is not possible to determine the potential outcome of either lawsuit or to make any estimate of probable losses at this time. The Board believes that the claims asserted in the lawsuits are without merit and intends to vigorously defend against both actions. A negative outcome in either of the actions could have a material adverse effect on the Company if it results in preliminary or permanent injunctive relief or rescission of the Merger Agreement.

The foregoing description is qualified in its entirety by reference to the complaints which are attached as Exhibit (a)(5)(A) and (a)(5)(B), respectively.”

The disclosure set forth in the Offer to Purchase under Section 16 “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by amending and restating the third through eighth sentences of the second paragraph as follows and deleting the first sentence of the third paragraph of the subsection titled “Antitrust Compliance”:

“Parent and the Company each filed a Pre-merger Notification and Report Form under the HSR Act with the FTC and the Department of Justice Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on September 30, 2016, and on October 13, 2016, Parent and the Company received notice that the FTC granted early termination of the applicable waiting period. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied. The joint press release announcing the early termination of the waiting period under the HSR Act is attached hereto as Exhibit (a)(1)(I).”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(1)(I)	Joint Press Release issued by the Company and Vista Equity Partners Fund VI, L.P. on October 14, 2016.

(a)(5)(A)	Class Action Complaint dated October 10, 2016 (Jamie Dorn v. Jesper Andersen, et al., Case No. 12817-VCG).

(a)(5)(B)	Class Action Complaint dated October 12, 2016 (Thuan Lam v. Jesper Andersen, et. al., Case No. 12823-VCG).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INDIA MERGER SUB, INC.

By	/s/ Maneet S. Saroya
Name:	Maneet S. Saroya
Title:	President
Date:	October 14, 2016

DELTA HOLDCO, LLC
By	/s/ Maneet S. Saroya
Name:	Maneet S. Saroya
Title:	President
Date:	October 14, 2016

DELTA TOPCO, LLC
By	/s/ Maneet S. Saroya
Name:	Maneet S. Saroya
Title:	President
Date:	October 14, 2016

VISTA EQUITY PARTNERS FUND VI, L.P.
By	Vista Equity Partners Fund VI GP, L.P.
Its:	General Partner

By	VEPF VI GP, Ltd.
Its:	General Partner

By	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director
Date:	October 14, 2016

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 7, 2016.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Press Release issued by the Company on September 19, 2016 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on September 19, 2016).*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on October 7, 2016.*

(a)(1)(H)	Joint Press Release issued by the Company and Vista Equity Partners Fund VI, L.P. on October 7, 2016.*

(a)(1)(I)	Joint Press Release issued by the Company and Vista Equity Partners Fund VI, L.P. on October 14, 2016.

(a)(5)(A)	Class Action Complaint dated October 10, 2016 (Jamie Dorn v. Jesper Andersen, et al., Case No. 12817-VCG).

(a)(5)(B)	Class Action Complaint dated October 12, 2016 (Thuan Lam v. Jesper Andersen, et. al., Case No. 12823-VCG).

(b)(1)	Amended and Restated Debt Commitment Letter, dated September 18, 2016, from Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Royal Bank of Canada, RBC Capital Markets, Barclays, Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, Macquarie Capital (USA) Inc. and Macquarie Capital Funding LLC to Parent.*

(d)(1)	Agreement and Plan of Merger, dated as of September 16, 2016, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 19, 2016).*

(d)(2)	Confidentiality Agreement, dated August 15, 2016, between the Company and Vista Equity Partners Management, LLC.*

(d)(3)	Limited Guarantee, dated as of September 16, 2016, by VEPF VI in favor of the Company.*

(d)(4)	Equity Commitment Letter, dated as of September 16, 2016, from VEPF VI to Parent.*

(g)	None.

(h)	None.

*	Previously filed.